Exhibit 99.1

HQ/CS/CL.24B/15044

1 March 2013

Sir,

Sub: Board Approval for transfer of India Data Centre Business (IDC) to wholly owned subsidiary S&A Internet Services Private Limited (SAISPL).

Pursuant to Clause 36 of the Listing Agreement with Indian Stock Exchanges, it is hereby intimated that the Board of Directors of Tata Communications Limited at its meeting held on 1 March 2013 has approved a Scheme of Arrangement for transfer of its India Data Centre Business (IDC) to its wholly owned subsidiary S&A Internet Services Private Limited (SAISPL) after considering the recommendation of the Audit Committee and subject to receiving approvals of the shareholders and creditors of the Company and of SAISPL, Indian Stock Exchanges, SEBI, the Hon’ble High Court and any other regulatory approvals as may be required.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB, Mahatma Gandhi Road, Fort, Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6725 1962 website www.tatacommunications.com